Exhibit 23.6

Independent Auditors’ Consent

The Board of Directors

Alliance Bancorp of New England, Inc.:

We consent to the incorporation by reference herein of our report dated January 28, 2003 (except as to Note 16, which is as of July 16, 2003) with respect to the consolidated balance sheets of Alliance Bancorp of New England, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements, statements of changes in shareholders’ equity, and statements of cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Alliance Bancorp of New England, Inc. We also consent to the references to our firm under the headings “Selected Consolidated Financial Information of Alliance” and “Experts” in the proxy statement/prospectus.

/s/ KPMG LLP

Hartford, Connecticut

January 21, 2004